

DE JOYA GRIFFITH
Certified Public Accountants and Consultants

April 11, 2013

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE: ASI Entertainment, Inc.

On April 10, 2013, we were notified of our dismissal as the independent registered public accounting firm for ASI Entertainment, Inc. We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on April 10, 2013. We agree with the statements made in response to that Item insofar as they relate to our firm.

Very truly yours,

De Joya Griffith, LLC

De Joya Griffith, LLC
Certified Public Accountants

Corporate Headquarters:
De Joya Griffith, LLC
2580 Anthem Village Drive, Henderson, NV 89052 Phone: (702) 563-1600 Fax: (702) 920-8049